UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Haymaker Acquisition Corp. 4

(Name of Issuer)

Class A ordinary shares, $0.0001 par value per share

(Title of Class of Securities)

G4375F 108

(CUSIP Number)

Andrew R. Heyer

501 Madison Avenue, Floor 5

New York, NY 10022

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

July 28, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G4375F 108	13D	Page 1 of 11 pages

1	Names of Reporting Persons. Haymaker Sponsor IV LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions): WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 6,547,600
	8	Shared Voting Power 0
	9	Sole Dispositive Power 6,547,600
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,547,600(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 22.1%(1)
14	Type of Reporting Person (See Instructions) OO

(1)            Includes (i) 5,750,000 of the Issuer’s (as defined below) Class B ordinary shares, $0.0001 par value, which are automatically convertible into the Issuer’s Class A ordinary shares, $0.0001 par value, at the time of the Issuer’s initial business combination and may be converted at any time prior to the Issuer’s initial business combination, at the option of the holder, as more fully described under the heading “Description of Securities—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333- 273117) and (ii) 797,600 the Issuer’s Class A ordinary shares underlying units (each unit consisting of one Class A ordinary share of the Issuer and one-half of one warrant to purchase one Class A ordinary share of the Issuer), acquired pursuant to a Unit Subscription Agreement by and between Haymaker Sponsor IV LLC (the “Sponsor”) and the Issuer.

CUSIP No. G4375F 108	13D	Page 2 of 11 pages

1	Names of Reporting Persons. Andrew R. Heyer
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization. United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 6,547,600
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 6,547,600
11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,547,600(1)(2)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 22.1%(1)
14	Type of Reporting Person (See Instructions) IN

(1)            Includes (i) 5,750,000 of the Issuer’s Class B ordinary shares, $0.0001 par value, which are automatically convertible into the Issuer’s Class A ordinary shares, $0.0001 par value, at the time of the Issuer’s initial business combination and may be converted at any time prior to the Issuer’s initial business combination, at the option of the holder, as more fully described under the heading “Description of Securities—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333- 273117) and (ii) 797,600 the Issuer’s Class A ordinary shares underlying units (each unit consisting of one Class A ordinary share of the Issuer and one-half of one warrant to purchase one Class A ordinary share of the Issuer), acquired pursuant to a Unit Subscription Agreement by and between the Sponsor and the Issuer.

(2)            The Sponsor is the record holder of the securities reported herein. Steven J. Heyer and Andrew R. Heyer are the managing members of the Sponsor. By virtue of these relationships, each of these individuals may be deemed to share beneficial ownership of the securities held of record by Sponsor. Messrs. Heyer and Heyer disclaim any such beneficial ownership except to the extent of their pecuniary interest therein. Each of the Issuer’s officers and directors is a member of the Sponsor. Each such individual disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest he or she may have therein, directly or indirectly.

CUSIP No. G4375F 108	13D	Page 3 of 11 pages

1	Names of Reporting Persons. Steven J. Heyer
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization. United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 6,547,600
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 6,547,600
11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,547,600(1)(2)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 22.1%(1)
14	Type of Reporting Person (See Instructions) OO

(1)            Includes (i) 5,750,000 of the Issuer’s Class B ordinary shares, $0.0001 par value, which are automatically convertible into the Issuer’s Class A ordinary shares, $0.0001 par value, at the time of the Issuer’s initial business combination and may be converted at any time prior to the Issuer’s initial business combination, at the option of the holder, as more fully described under the heading “Description of Securities—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333- 273117) and (ii) 797,600 the Issuer’s Class A ordinary shares underlying units (each unit consisting of one Class A ordinary share of the Issuer and one-half of one warrant to purchase one Class A ordinary share of the Issuer), acquired pursuant to a Unit Subscription Agreement by and between the Sponsor and the Issuer.

(2)            The Sponsor is the record holder of the securities reported herein. Steven J. Heyer and Andrew R. Heyer are the managing members of the Sponsor. By virtue of these relationships, each of these individuals may be deemed to share beneficial ownership of the securities held of record by Sponsor. Messrs. Heyer and Heyer disclaim any such beneficial ownership except to the extent of their pecuniary interest therein. Each of the Issuer’s officers and directors is a member of the Sponsor. Each such individual disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest he or she may have therein, directly or indirectly.

CUSIP No. G4375F 108	13D	Page 4 of 11 pages

Item 1.              Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the Class A ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), of Haymaker Acquisition Corp. 4, a Cayman Islands exempted company (the “Issuer”), whose principal executive offices are located at 501 Madison Avenue, Floor 5, New York, NY 10022.

Item 2.              Identity and Background.

The Schedule 13D is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

Haymaker Sponsor IV LLC(“Sponsor”);

Andrew R. Heyer; and

Steven J. Heyer.

Sponsor is organized under the laws of the State of Delaware. Steven J. Heyer and Andrew R. Heyer are citizens of the United States. The address for the principal business office of each Reporting Person is 501 Madison Avenue, Floor 5, New York, NY 10022.

The principal occupation of Mr. Andrew R. Heyer is Chief Executive Officer and Chairman of the Board of the Issuer. The principal occupation of Mr. Steven J. Heyer is President of the Issuer. The principal business of the Sponsor is investing and holding the securities of the Issuer.

During the last five years, none of the Reporting Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.              Source and Amount of Funds or Other Consideration.

The aggregate purchase price for the Placement Units (as defined below) was $7,976,000. The aggregate purchase price for the Founder Shares (as defined below) was $25,000. In each case, the source of these funds was the working capital of Sponsor.

Item 4.              Purpose of Transaction

Founder Shares

In March 2023, Sponsor purchased 5,750,000 founder shares, classified as Class B ordinary shares (the “Founder Shares”), for an aggregate purchase price of $25,000. The Founder Shares include an aggregate of up to 750,000 Class B ordinary shares that are subject to forfeiture to the extent that the underwriters’ over-allotment option in connection with the Issuer’s initial public offering (the “IPO”) is not exercised in full or in part, so that the Sponsor will own, on an as-converted basis, 22.1% of the Issuer’s issued and outstanding shares after the IPO (excluding the shares of Ordinary Shares underlying the Placement Units (defined below)). The Founder Shares will automatically convert into Ordinary Shares at the time of the Issuer’s initial business combination (the “Business Combination”) and may be converted at any time prior to the Business Combination, at the option of the holder, on a one-for-one basis, subject to adjustment pursuant to certain anti-dilution rights.

CUSIP No. G4375F 108	13D	Page 5 of 11 pages

Placement Units

On July 28, 2023, as part of a unit subscription agreement dated July 25, 2023 (the “ Unit Subscription Agreement”), Sponsor purchased 797,600 placement units (the “Placement Units”) from the Issuer for an aggregate purchase price of $7,976,000. Each Placement Unit consists of one Ordinary Share (“Placement Share”) and one-half of one redeemable warrant (each, a “Placement Warrant”). Each whole Placement Warrant will become exercisable to purchase one Ordinary Share at a price of $11.50 per share, subject to adjustment, 30 days after the completion of the Business Combination.

The foregoing description of the Unit Subscription Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the agreement, which is attached as an exhibit hereto and incorporated herein by reference.

Letter Agreement

Sponsor and the Issuer entered into a letter agreement (the “Letter Agreement”) pursuant to which Sponsor has agreed to (i) waive its redemption rights with respect to its Founder Shares, Placement Shares, and Ordinary Shares in connection with the completion of the Business Combination, (ii) waive its redemption rights with respect to its Founder Shares, Placement Shares, and Ordinary Shares in connection with a shareholder vote to approve an amendment to the Issuer’s amended and restated memorandum and articles of association (A) to modify the substance or timing of the Issuer’s obligation to offer redemption rights in connection with the Business Combination or certain amendments to the Issuer’s charter prior thereto or to redeem 100% of the Ordinary Shares if the Issuer does not complete the Business Combination within 24 months from the closing of its initial public offering (“IPO”) or (B) with respect to any other business combination activity, (iii) waive its rights to liquidating distributions from the trust account with respect to their Founder Shares and Placement Shares if the Issuer fails to complete the Business Combination within 24 months from the closing of the IPO, although Sponsor will be entitled to liquidating distributions from the trust account with respect to any Ordinary Shares it holds if the Issuer fails to complete the Business Combination within the prescribed time frame and (iv) not sell any of its Founder Shares, Placement Shares, or Ordinary Shares to the Issuer in any tender offer undertaken by the Issuer in connection with the Business Combination.

Voting Agreement

Further pursuant to the Letter Agreement, Sponsor has agreed to vote any Founder Shares, Placement Shares, and any Ordinary Shares purchased during or after the IPO (including in open market and privately negotiated transactions) in favor of the Business Combination. If the Issuer submits the Business Combination to its public shareholders for a vote, the Issuer will complete the Business Combination only if a majority of the outstanding Ordinary Shares voted are voted in favor of the Business Combination.

CUSIP No. G4375F 108	13D	Page 6 of 11 pages

Lock-up Agreement

Further pursuant to the Letter Agreement, Sponsor has agreed that the Founder Shares, Placement Units, and securities contained therein are not transferable or salable (i) six months after the completion of the Business Combination or (ii) subsequent to the consummation of the Business Combination, the date on which the Issuer consummates a transaction which results in all of its shareholders having the right to exchange their shares for cash, securities, or other property, with certain limited exceptions.

The foregoing description of the Letter Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the agreement, which is attached as an exhibit hereto and incorporated herein by reference.

Registration Rights Agreement

In connection with the closing of the IPO, the Issuer entered into a registration rights agreement (the “Registration Rights Agreement”) with Sponsor, pursuant to which Sponsor is entitled to make up to three demands, excluding short form demands, that the Issuer register Founder Shares, Placement Units, any Ordinary Shares issuable upon the exercise of Placement Warrant or the conversion of the Founder Shares, and any securities that may be issued as part of working capital loans. In addition, Sponsor has certain “piggy-back” registration rights with respect to registration statements filed subsequent to the Business Combination and rights to require the Issuer to register for resale such securities pursuant to Rule 415 under the Securities Act.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the agreement, which is attached as an exhibit hereto and incorporated herein by reference.

General

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and intend to review their investments in the Issuer on a continuing basis. Subject to the terms of the Letter Agreement, any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

CUSIP No. G4375F 108	13D	Page 7 of 11 pages

Subject to the terms of the Letter Agreement and applicable law, the Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions, including pursuant to registered transactions pursuant to the Registration Rights Agreement. In addition, the Reporting Persons and their representatives to the Issuer’s board of directors may engage in discussions with management, the Issuer’s board of directors, and securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or other transaction that could result in the de-listing or de-registration of the Ordinary Shares; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Board. There can be no assurance, however, that any Reporting Person will propose such a transaction or that any such transaction would be successfully implemented.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.              Interest in Securities of the Issuer

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of Ordinary Shares and percentage of Ordinary Shares beneficially owned by each of the Reporting Persons, as well as the number of Ordinary Shares as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of or shared power to dispose or to direct the disposition of, as of the date hereof, based on 29,547,600 Ordinary Shares outstanding, which includes: (i) 23,000,000 Ordinary Shares outstanding following the Issuer’s IPO, (ii) 797,600 Ordinary Shares included in the Placement Units, and (iii) 5,750,000 Ordinary Shares issuable upon conversion of the Founder Shares.

CUSIP No. G4375F 108	13D	Page 8 of 11 pages

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Haymaker Sponsor IV LLC	6,547,600	22.1%	0	0	6,547,600	0
Andrew R. Heyer	6,547,600	22.1%	0	6,547,600	0	6,547,600
Steven J. Heyer	6,547,600	22.1%	0	6,547,600	0	6,547,600

The securities reported above are held of record by Sponsor and include: (i) 797,600 Ordinary Shares underlying the Placement Units, and (ii) 5,750,000 Ordinary Shares issuable upon conversion of the Founder Shares. The amount of Ordinary Shares reported as beneficially owned in the table above does not include 398,800 Ordinary Shares issuable upon exercise of the Placement Warrants, which are not exercisable within 60 days of the date of this Schedule 13D.

The Sponsor is the record holder of the securities reported herein. Steven J. Heyer and Andrew R. Heyer are the managing members of the Sponsor. By virtue of these relationships, each of these individuals may be deemed to share beneficial ownership of the securities held of record by Sponsor. Messrs. Heyer and Heyer disclaim any such beneficial ownership except to the extent of their pecuniary interest therein. Each of the Issuer’s officers and directors is a member of the Sponsor. Each such individual disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest he or she may have therein, directly or indirectly.

(c)            The Reporting Persons have not effected any transactions of the Issuer’s Ordinary Shares during the 60 days preceding the date of this report, except as described in Item 3 and Item 4 of this Schedule 13D, which information is incorporated herein by reference.

(d)            None.

(e)            Not applicable.

CUSIP No. G4375F 108	13D	Page 9 of 11 pages

Item 6.             Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 4 above summarizes certain provisions of the Unit Subscription Agreement, Letter Agreement, and Registration Rights Agreement and is incorporated herein by reference. A copy of these agreements are attached as exhibits to this Schedule 13D, and are incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons or Related Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

CUSIP No. G4375F 108	13D	Page 10 of 11 pages

Item 7.             Materials to be Filed as Exhibits

Exhibit Number	Description
1	Joint Filing Agreement.
2	Letter Agreement, dated July 25, 2023, by and among the Company, its officers, directors, and Haymaker Sponsor IV LLC. (Incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed July 31, 2023).
3	Registration Rights Agreement, dated July 25, 2023, by and among the Company and certain security holders (Incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed July 31, 2023).
4	Unit Subscription Agreement, dated July 25, 2023, by and between the Company and Haymaker Sponsor IV LLC. (Incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed July 31, 2023).

CUSIP No. G4375F 108	13D	Page 11 of 11 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     August 7, 2023

Haymaker Sponsor IV LLC

By:	/s/ Andrew R. Heyer
Name: Andrew R. Heyer
Title: a Managing Member

ANDREW R. HEYER

/s/ Andrew R. Heyer

STEVEN J. HEYER

/s/ Steven J. Heyer